

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 15, 2006

Mr. Ketan Panchmatia
Chief Financial Officer
Gentry Resources Ltd.
101 6th Avenue S.W., Suite 2500
Calgary, Alberta, Canada T2P 3P4

> **Re: Gentry Resources Ltd.**
> **Form 40-F for Fiscal Year Ended December 31, 2005**
> **Filed April 3, 2006**
> **File No. 0-29878**

Dear Mr. Panchmatia:

We have reviewed your filing and have the following comment. We have limited our review of your filing to those issues we have addressed in our comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In our comment, we have asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December 31, 2005

Principal Accountant Fees and Services, page 3

1.   We note your disclosure in footnote four under this heading that "Other Fees" represent "fees for corporate planning services." Please provide us with a detailed explanation of the nature of the services that were performed. In addition, please have your accounting firm confirm, if true, that they complied with Rule 2-01(c)(4) of Regulation S-X with respect to the services performed in this category, or otherwise advise. Refer to Instruction C(1) of Form 40-F.

Closing Comments

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

                                  Sincerely,

                                    Jill S. Davis
                                    Branch Chief